Exhibit 99.1

Volvo Construction Equipment Closes Deal With Lingong

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 19, 2007--Volvo Construction Equipment (Volvo CE) has received all necessary regulatory approvals for the earlier announced equity investment of 70% in Shandong Lingong Construction Machinery Co, Ltd (Lingong), a major construction machinery manufacturer in China and the deal is now closed.

"We are delighted to move forward in our partnership with Lingong. Lingong's management, brand, R&D center, manufacturing base, distribution and suppliers are important elements in Volvo CE's growth strategy", said Tony Helsham, President and CEO of Volvo CE . "This cooperation secures Lingong's future. Volvo's advanced technology, management and global distribution will be key factors in the development of our company", added Wang Zhizhong, Chairman of Lingong.

Volvo CE has invested RMB 327.5 million in exchange for 70% of the equity in Lingong. In 2005 Lingong's operating income was RMB 10.2 million on revenue of RMB 2 billion. The deal has no material impact on Volvo's financial position.

About Volvo CE

Headquartered in Brussels, Belgium and with around 10,000 employees, Volvo CE develops, produces and markets equipment for construction and related industries. Its products include a full range of wheel loaders, hydraulic crawler and wheeled excavators, articulated haulers, motor graders, backhoe loaders, compact wheel loaders, compact excavators and skid steer loaders. In 2005, Volvo CE's total sales amounted to SEK 34.8 billion.

Volvo CE started its Chinese hydraulic excavator manufacturing facility in April 2003 and has so far invested US$ 24 million into this Shanghai located operation. The company employs around 250 people in China.

About Lingong

Founded in 1972, Shandong Lingong Construction Machinery Co, Ltd is a major Chinese construction machinery manufacturer with total around 1,800 employees. In 2005 its sales reached RMB 2 billion. Lingong develops, manufactures and markets a broad range of products including wheel loaders, excavators, backhoe loaders and road rollers. The company has built a nationwide distribution and service network with approximately 170 dealers, a significant network of service agencies and 10 parts outlets in China. Products are distributed across China and exported to Australia, the Middle East, Malaysia and Mongolia.

http://wpy.observer.se/wpyfs/00/00/00/00/00/09/10/E3/wkr0001.pdf

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: Volvo Construction Equipment
Klas Magnusson, + 32 2482 5065
klas.magnusson@volvo.com
or
Volvo Construction Equipment (China) Co, Ltd
Lansi Jiang, +86 21 6335 2335
lansi.lj.jiang@volvo.com